Groupon, Inc.
600 W Chicago Avenue
Suite 400
Chicago, Illinois 60654
November 15, 2022
VIA EDGAR
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-3720
Attn: Ms. Amy Geddes & Mr. Doug Jones
Re: SEC Comment Letter: Groupon, Inc. Form 10-K for the Year Ended December 31, 2021
Filed February 28, 2022
Form 10-Q for the Fiscal Period Ended June 30, 2022
Filed August 8, 2022
File No. 001-35335

Dear Ms. Geddes and Mr. Jones,
We have set forth below the responses of Groupon, Inc. (“we,” “our” or the “Company”), to the comments contained in the letter dated November 4, 2022 from the Office of Trade & Services in the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission relating to the above-referenced Form 10-K as filed by the Company on February 28, 2022 (the “Form 10-K”) and the above-referenced Form 10-Q as filed by the Company on August 8, 2022 (the “Q2 10-Q”). We are concurrently submitting this letter via EDGAR.
For convenience of reference, the text of the comments in the Staff’s letter has been reproduced in italicized type herein, and the Company’s response follows each comment. We received this comment letter one business day prior to filing our Form 10-Q for the period ended September 30, 2022 (“Q3 10-Q”) as filed by the Company on November 7, 2022. In response, the Company added discussion to its Q3 10-Q that addressed the Staff’s comments. In the responses below, we highlight discussion included in the Q3 10-Q that addressed the comments and explain additional items that we plan to address in future filings, beginning with the Form 10-K for the year ending December 31, 2022. Unless otherwise indicated, defined terms used herein have the meanings set forth in the Form 10-K and the Q3 10-Q.

Form 10-K for the Fiscal Year Ended December 31, 2021
Management's Discussion and Analysis of Financial Condition and Results of Operations Liquidity and Capital Resources
Net cash provided by (used in) operating activities, page 54
Comment No. 1: Your disclosure here and in the Form 10-Q for the fiscal period ended June 30, 2022 appears to be a discussion of how net cash flows of operating activities was derived for each period. Pursuant to Item 303 of Regulation S-K, your presentation should be an analysis of material changes in operating cash from period to period. In performing the analysis, note that references to results, noncash items and working capital items may not provide a sufficient basis to understand how operating cash actually was affected between periods. In this regard, your analysis should discuss the reasons underlying variance factors cited. Refer to the introductory paragraph of section IV.B and paragraph B.1 of Release No. 33-8350 for guidance, and section 501.04 of our Codification of Financial Reporting Releases regarding quantification of variance factors cited. Please revise your disclosure as appropriate.
Response: In our Q3 10-Q, we enhanced our discussion to include certain operational reasons of underlying variance factors related to the net cash used in operating activities for the nine months ended September 30, 2022, in an effort to address this comment. Below is an excerpt from our Liquidity and Capital Resources section on page 44 of our Q3 10-Q:
“For the nine months ended September 30, 2022, our net cash used in operating activities was $151.9 million, as compared with $180.1 million net loss. That difference is primarily attributable to non-cash items of $119.9 million, including goodwill and long-lived asset impairment, depreciation and amortization and stock-based compensation partially offset by a $91.7 million net decrease from changes in working capital and other non-current assets and liabilities. We have a cyclical business where, typically, the Accrued merchant and supplier payables balance is highest in the fourth quarter of the year and lowest in the third quarter of the year which results in the highest merchant cash outflows during the first nine months of the year. The cyclical nature of the balances of our merchant payables, in addition to reduced cash inflows from lower bookings during the nine months ended September 30, 2022, resulted in an $80.4 million cash outflow within changes in working capital for the nine months ended September 30, 2022.”
The Company advises the Staff that in future filings, beginning with the Company’s Form 10-K for the fiscal year ending December 31, 2022, the Company will revise its disclosures, as appropriate, within the Liquidity and Capital Resources section of MD&A to remove reference to noncash items and include additional specificity about the material changes that impacted operating cash from period to period, including analysis of known material trends, events, demands, commitments, and uncertainties applicable to our financial statements.

Form 10-Q for the Fiscal Period Ended June 30, 2022
Management's Discussion of Financial Condition and Results of Operations
Liquidity and Capital Resources
Net cash provided by (used in) operating activities, page 41
Comment No. 2: You disclose net cash used in operating activities in each interim period presented. Please discuss the operational reasons for the condition and explain how you intend to meet your cash requirements and maintain operations. Also, you have reported net cash used in operating activities for each annual and interim period since March 31, 2020. Please provide disclosure of this trend following the guidance in Item 303 of Regulation S-K and Release Nos. 33-6835 and 33-8350.
Response: In our Q3 10-Q, we supplemented our discussion of operational reasons for the net cash used in the nine months ended September 30, 2022, as well as how we intend to meet our cash requirements and maintain operations going forward. Additionally, our Q3 10-Q disclosed the aforementioned trend in this discussion, as well. Below is an excerpt from the Liquidity and Capital Resources section on page 45 of our Q3 10-Q:
“We believe that our cash balances, excluding borrowings under the Amended Credit Agreement, and cash generated from operations will be sufficient to meet our working capital requirements and capital expenditures for at least the next 12 months. Primarily as a result of net losses, we have experienced net cash outflows from operating activities for each annual and interim period since March 31, 2020 other than the quarters ended December 31, 2020 and 2021. We plan to continue to actively manage and optimize our cash balances and liquidity, working capital and operating expenses, although there can be no assurances that we will be able to do so. We have historically seen cash inflow from operating activities in the fourth quarter from seasonally higher volume and we expect that pattern to continue in 2022. Additionally, we initiated our actions on the 2022 Cost Savings Plan in the third quarter 2022 which we expect will reduce operating expenses and cash outflow from operating activities in future periods. See the Overview section for further discussion on the 2022 Cost Savings Plan.”
The Company advises the Staff that in future filings, beginning with the Company’s Form 10-K for the fiscal year ending December 31, 2022, the Company will continue to discuss its ability to meet both its cash requirements and maintain operations, disclose the trend of net cash used in operating activities since March 31, 2020, as needed, and enhance its disclosures around net cash used in operating activities, as discussed in response to the Comment No. 1, above.

Please do not hesitate to contact me via email or phone if you have questions regarding our responses or related matters.
Respectfully submitted,
/s/ Damien Schmitz

Damien Schmitz
Chief Financial Officer
cc: Dane Drobny, Groupon, Inc.
Kerrie Dvorak, Groupon, Inc.
Jennifer O’Dell, Deloitte & Touche LLP
Steve Gavin, Winston & Strawn LLP
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